SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 10)*

                             Acxiom Corporation
                              (Name of Issuer)

                    Common Stock, $.10 par value per share
                        (Title of Class of Securities)

                                 005-125-109
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N. 005-125-109

1.     NAMES OF REPORTING PERSONS/
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       Charles D. Morgan, Jr., individually

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)   [ ]
       (b)   [ ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

                   5.    SOLE VOTING POWER
NUMBER OF
                         3,081,038.8*
SHARES
                   6.    SHARED VOTING POWER
BENEFICIALLY
                         0
OWNED BY
                   7.    SOLE DISPOSITIVE POWER
EACH
                         3,081,038.8*
REPORTING
                   8.    SHARED DISPOSITIVE POWER
PERSON WITH
                         0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,133,039.8*

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES

       N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       13.3%

12.    TYPE OF REPORTING PERSON

       IN

* Includes 52,159 shares subject to currently exercisable options.

Item 1(a).    Name of Issuer:

              Acxiom Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              301 Industrial Boulevard
              P.O. Box 2000
              Conway, AR  72033-2000

Item 2(a).    Name of Person Filing:

              Charles D. Morgan, Jr., individually

Item 2(b).    Address of Principal Business Office or, if None,
              Residence:

              301 Industrial Boulevard
              P.O. Box 2000
              Conway, AR  72033-2000

Item 2(c).    Citizenship:

              United States of America

Item 2(d).    Title of Class of Securities:

              Common Stock, $.10 par value per share

Item 2(e).    CUSIP Number:

              005-125-109

Item 3(a-h). If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

              N/A

Item 4(a).    Amount Beneficially Owned:

              3,133,039.8*

Item 4(b).    Percent of Class:

              13.3%

Item 4(c).    Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:  3,081,038.8*

              (ii)  Shared power to vote or to direct the vote: 0

              (iii) Sole power to dispose or to direct the disposition of:
                    3,081,038.8*

              (iv)  Shared power to dispose or to direct the disposition of: 0

* Includes 52,159 shares subject to currently exercisable options.

Item 5.       Ownership of Five Percent or Less of a Class:

              N/A

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

              N/A

Item 8.       Identification and Classification of Members of the Group:

              N/A

Item 9.       Notice of Dissolution of Group:

              N/A

Item 10.      Signature:

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              Date: February 13, 1996        Charles D. Morgan, Jr.
                                             ----------------------
                                      Charles D. Morgan Jr., Individually